

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Jay Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, Florida 33401

> **Re: Affiliated Managers Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 22, 2019**
> **File No. 1-13459**

Dear Mr. Horgen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Louis Somma